SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                              AMENDED AND RESTATED

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed Under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                         AUSTRALIAN POWER PARTNERS B.V.

                   HAZELWOOD POWER PARTNERSHIP/HAZELWOOD POWER

                        HAZELWOOD POWER CORPORATION LTD/
                       HAZELWOOD POWER CORPORATION PTY LTD

                       -----------------------------------

                        (Name of foreign utility company)


                               The AES Corporation
                               1001 N. 19th Street
                                   Suite 2000
                            Arlington, Virginia 22209

                       -----------------------------------

                   (Name of filing company, if filed on behalf
                          of a foreign utility company)


     The Commission is requested to mail copies of all correspondence relating to this Notification to:

                  William R. Luraschi, Esq.
                  The AES Corporation
                  1001 N. 19th Street
                  Suite 2000
                  Arlington, Virginia  22209

                  Lynn N. Hargis
                  Chadbourne & Parke LLP
                  1200 New Hampshire Avenue, N.W.
                  Suite 300
                  Washington, D.C.  20036

     The AES Corporation hereby files with the Securities and Exchange Commission ("Commission") pursuant to Section 33 of the Public Utility Holding Company Act of 1935, as amended ("Act"), this Form U-57 on behalf of Australian Power Partners B.V.; Hazelwood Power Partnership and Hazelwood Power; and Hazelwood Power Corporation Ltd and Hazelwood Power Corporation Pty Ltd, for the purpose of notifying the Commission that each of the foregoing companies is or will be a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act, and hereby claims status as a FUCO under the Act.

     This notification amends and restates, in its entirety, an earlier notification filed on September 12, 1996, by Destec Energy, Inc. with respect to Australian Power Partners B.V.; Hazelwood Power Partnership; and Hazelwood Power Corporation Ltd.

Item 1

     a. Name and business address of the entity claiming foreign utility company status:

                  Australian Power Partners B.V.
                    c/o William R. Luraschi, Esq.
                    The AES Corporation
                    1001 N. 19th Street
                    Suite 2000
                    Arlington, Virginia  22209

                  Hazelwood Power Partnership/Hazelwood Power
                    c/o Phillips Fox
                    120 Collins Street
                    Melbourne, Victoria  3000
                    Australia

                  Hazelwood Power Corporation Ltd/
                  Hazelwood Power Corporation Pty Ltd
                    c/o Phillips Fox
                    120 Collins Street
                    Melbourne, Victoria  3000
                    Australia

     b. Description of facilities used for the generation, transmission, and distribution of electric energy for sale:

     Hazelwood Power Partnership, a general partnership organized under the laws of Australia, has successfully bid to acquire the assets of Hazelwood Power Corporation Ltd from the State of Victoria, Australia. Shortly after the initial closing of the acquisition transaction, Hazelwood Power Partnership will change its name to Hazelwood Power, but will remain the same entity. (Hazelwood Power Partnership and Hazelwood Power are hereinafter collectively referred to as "Hazelwood Power".)

     The jurisdictional facilities of Hazelwood Power Corporation Ltd which Hazelwood Power has acquired consist of: (1) a 1600 megawatt (installed capacity) brown coal-fired generating facility, which consists of eight units, each of which is comprised of a boiler and turbine with a nameplate capacity of 200 megawatts; and (2) transmission facilities necessary to interconnect the Hazelwood facility with the high-voltage transmission grid owned and operated by PowerNet Victoria, a statutory Victoria government corporation.

     Hazelwood Power Corporation Ltd holds various contracts and licenses related to the acquired facilities in trust for the partners of Hazelwood Power, and as trustee has certain rights to use the facilities for the generation and sale of power. Shortly after the initial closing of the acquisition transaction, Hazelwood Power Corporation Ltd will be converted to Hazelwood Power Corporation Pty Ltd, but will remain the same entity. (Hazelwood Power Corporation Ltd and Hazelwood Power Corporation Pty Ltd are hereinafter collectively referred to as "Hazelwood Power Corporation".)

     Neither Hazelwood Power nor Hazelwood Power Corporation derives or will derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light or power) within the United States. Neither Hazelwood Power nor Hazelwood Power Corporation, nor any of either's subsidiary companies, is or will be a public utility operating in the United States.

     c. Persons holding five percent (5%) or more of any class of voting securities of the foreign utility company and amount and nature of the interest:

     The partners of Hazelwood Power (collectively, the "Hazelwood Partners"), and their ownership interests therein, are as follows:

          Australian  Power  Partners  B.V., a  Netherlands  company which is an
     indirect   wholly-owned   subsidiary   of  The   AES   Corporation,   holds
     approximately a 20% interest.

          Australian Power Partners B.V. will not derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light, or power) within the United States. None of Australian Power Partners B.V., nor any of its subsidiary companies, is or will be a public utility company operating in the United States.

          Hazelwood Pacific Pty Ltd, a company organized under the laws of Australia which is an indirect wholly-owned subsidiary of PacifiCorp, holds approximately a 20% interest.

          National Power Australia Investments Ltd, a direct wholly-owned subsidiary of National Power Plc., holds approximately a 52% interest.

          CISL (Hazelwood) Pty Ltd, an indirect subsidiary of Commonwealth Bank of Australia, holds approximately a 6% interest. Hazelwood Investment
     Company Pty Ltd, also an indirect subsidiary of Commonwealth Bank of Australia, holds approximately a 2% interest.

     Hazelwood Power Corporation holds certain assets as described above on behalf of the Hazelwood Partners as beneficial owners. In addition, National Power Australia Investments Ltd holds all of the shares of Hazelwood Power Corporation in trust for the Hazelwood Partners as beneficial owners. The ownership percentage of each of the Hazelwood Partners in each of the trusts described above is equivalent to its ownership interest in Hazelwood Power.

Item 2

     The name of any domestic associate public utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by such domestic associate public utility company for its interest in the foreign utility company:

     The only domestic associate public utility company of Hazelwood Power and Hazelwood Power Corporation is PacifiCorp, which submitted a Form U-57 with respect to Hazelwood Power's acquisition of the facilities described herein on September 12, 1996. Australian Power Partners B.V. will not have any domestic associate public utility company.

EXHIBIT A

State Certification

     Not applicable. As noted above in Item 2, PacifiCorp filed a Form U-57 with respect to Hazelwood Power's acquisition of the facilities described herein.

                                    Signature

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




                               By: /s/ WILLIAM R. LURASCHI
                                  -------------------
                                  William R. Luraschi
                                  General Counsel
                                  The AES Corporation
                                  1001 N. 19th Street
                                  Arlington, Virginia  22209
                                  (703) 522-1315


Dated:     October 24, 1997